UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 3

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) or 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MWI VETERINARY SUPPLY, INC.
(Name of Subject Company (Issuer))

ROSCOE ACQUISITION CORP.
a wholly owned subsidiary of

AMERISOURCEBERGEN CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

55402X105
(CUSIP Number of Class of Securities)

John G. Chou, Esq.
Executive Vice President and General Counsel
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA
(610) 727-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Damien R. Zoubek, Esq.
Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,455,986,170	$285,385.60

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $190.00 (i.e., the per share tender offer price) by (y) the sum of (a) 12,913,187, the number of shares of common stock issued and outstanding, (b) 11,726, the number of shares of common stock issuable upon exercise of outstanding stock options and (c) 1330, the number of shares of common stock issuable under MWI’s employee stock purchase plan in respect of the current offering period, based on current participant salary deferrals. The foregoing share figures have been provided by the issuer to the offerors and are as of January 21, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285,385.60	Filing Party: AmerisourceBergen Corporation and Roscoe Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: January 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“AmerisourceBergen” or “Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”), at a price of $190.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

 The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating in its entirety the section entitled “Do you have the financial resources to make payment?” in the Summary Term Sheet in the Offer to Purchase to read as follows:

     “Do you have the financial resources to make payment?

 Yes, we will have sufficient resources available to us to make the payment of your shares. We estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $2.5 billion, including related transaction fees and expenses and refinancing of indebtedness. Parent and Purchaser anticipate funding these payments with cash on hand, new borrowings and from committed debt financing. See Section 9—“Source and Amount of Funds.”

Item 9.	Source and Amount of Funds.

 The Offer to Purchase and Item 9 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

 The section entitled “9. Source and Amount of Funds.” is amended and supplemented as follows:

 The last two sentences of the first paragraph under the subsection “Debt Financing” are amended and restated in their entirety to read as follows:

 “Upon the effectiveness of the Term Loan Credit Agreement (as defined below), the commitments under the Debt Commitment Letter and the Bridge Facility were automatically reduced to $1,150,000,000. In addition, on February 9, 2015, certain other financial institutions became party to the Debt Commitment Letter through a joinder agreement under which they provided commitments in respect of the Bridge Facility.”

 The sixth paragraph under the subsection “Debt Financing” is amended and restated in its entirety to read as follows:

 “On February 9, 2015, Parent entered into a $1,000,000,000 term loan credit agreement (the “Term Loan Credit Agreement” and such term loan to be made pursuant to the Term Loan Credit Agreement, the “Term Loan”) with various lenders party thereto and Bank of America, as administrative agent. The Term Loan matures five years from the date on which the Term Loan is drawn under the Term Loan Credit Agreement (such date the Term Loan is drawn, the “Closing Date”, and such date the Term Loan matures, the “Maturity Date”). The proceeds of the Term Loan will be used to pay a portion of the cash consideration in respect of the Offer and Merger.

 The Term Loan will be subject to quarterly principal payments equal to (1) from the first quarterly principal payment to and including the third anniversary of the first quarterly principal payment, 1.25% of the aggregate principal amount of the Term Loan made on the Closing Date, and (2) thereafter, 2.50% of the aggregate principal amount of the Term Loan made on the Closing Date, with the remaining balance of the Term Loan due upon the Maturity Date.  The Term Loan will bear interest at a rate equal either to a base rate plus a margin or a LIBO rate plus a margin.  The margin will be based on the public debt ratings of the Company by Standard & Poor’s Ratings Service, Moody’s Investors Service, Inc. and Fitch, Inc. and ranges from 75 basis points to 125 basis points over a LIBO rate and 0 basis points to 25 basis points over a base rate. In addition, until the Closing Date, Parent will pay an annual commitment fee on the undrawn portion of the commitments.

 The Term Loan Credit Agreement contains certain affirmative and negative covenants, including compliance with a financial leverage ratio test, as well as others that impose limitations on, among other things, indebtedness of excluded subsidiaries and asset sales.  The Term Loan Credit Agreement also contains customary events of default (which are in some cases subject to certain exceptions, thresholds and grace periods) including, but not limited to, nonpayment of principal and interest, failure to perform or observe covenants, breaches of representations and warranties and certain bankruptcy-related events.

     The Closing Date and the funding under the Term Loan Credit Agreement are subject to customary conditions, including, without limitation:

●	consummation of the Merger;
●	the delivery of certain audited, unaudited and pro forma financial statements;
●
since January 11, 2015, there not having been any change, event or occurrence that has had, or would reasonably be expected to have a, "material adverse effect" on MWI (which is defined in the Term Loan Credit Agreement in a manner consistent with the comparable term in the Merger Agreement; see Section 11—"The Transaction Agreements");

●	the accuracy of certain specified representations and warranties in the Merger Agreement and specified representations and warranties in the Term Loan Credit Agreement;
●
the delivery of a solvency certificate from the chief financial officer of Parent and certain other customary closing documents (including customary legal opinions, customary evidence of authorization, closing certificates, good standing certificates (to the extent applicable), documentation required under applicable "know your customer" and anti-money laundering laws and a borrowing notice); and

●	the payment of fees and the reimbursement of expenses required to be paid or reimbursed pursuant to the Term Loan Credit Agreement.

 Subject to the terms and conditions of the Merger Agreement, Parent will use its commercially reasonable efforts to obtain the Financing (as defined in the Merger Agreement) on the terms and conditions described in the Debt Commitment Letter and the Term Loan Credit Agreement and will not, subject to certain exceptions, agree to or permit any amendments, restatements, supplements, or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter, the Term Loan Credit Agreement or the definitive agreements relating to the Financing if such amendments, supplements, modifications or waivers would (i) reduce the aggregate amount of the Financing by an amount that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) impose new or additional conditions or otherwise expand, amend or modify any other provision of the Debt Commitment Letter or the Term Loan Credit Agreement that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (iii) otherwise be reasonably likely to (a) prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (b) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements relating to the Financing. See Section 11—"The Transaction Agreements."”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(G)	Presentation published by AmerisourceBergen on February 8, 2015.*

(b)(2)
Term Loan Credit Agreement, dated as of February 9, 2015, among AmerisourceBergen Corporation, the lenders party thereto and Bank of America, N.A., as Administrative Agent, originally filed as Exhibit 10.1 to AmerisourceBergen’s Current Report on Form 8-K filed by AmerisourceBergen with the Securities and Exchange Commission on February 9, 2015, which is incorporated by reference herein.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015

ROSCOE ACQUISITION CORP.

By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and General Counsel

AMERISOURCEBERGEN CORPORATION

By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

(a)(5)(G)	Presentation published by AmerisourceBergen on February 8, 2015.*

(b)(2)
Term Loan Credit Agreement, dated as of February 9, 2015, among AmerisourceBergen Corporation, the lenders party thereto and Bank of America, N.A., as Administrative Agent, originally filed as Exhibit 10.1 to AmerisourceBergen’s Current Report on Form 8-K filed by AmerisourceBergen with the Securities and Exchange Commission on February 9, 2015, which is incorporated by reference herein.

*	Filed herewith.